Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated February 29, 2012
Relating to Preliminary Prospectus dated February 29, 2012
Registration No. 333-172672

PROVIDENT MORTGAGE CAPITAL ASSOCIATES, INC.

FREE WRITING PROSPECTUS

This free writing prospectus is being filed (1) to advise you of the availability of a revised preliminary prospectus, dated February 29, 2012 (the “Revised Preliminary Prospectus”), included in Amendment No. 9 to the Registration Statement on Form S-11 (File No. 333- 172672) of Provident Mortgage Capital Associates, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on February 29, 2012 (as so amended, the “Registration Statement”), relating to the Company’s proposed offer and sale of shares of its common stock, (2) to provide you with a hyperlink to the current version of the Registration Statement and (3) to supplement or update certain disclosure in the Revised Preliminary Prospectus.

This free writing prospectus relates only to the securities described in the Registration Statement and should be read together with the Revised Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 23 of the Revised Preliminary Prospectus. References to “we,” “us,” “our,” “Provident” and “our Manager” are used in the manner described in the Revised Preliminary Prospectus, respectively.

To review the Revised Preliminary Prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site at www.sec.gov):

http://sec.gov/Archives/edgar/data/1514378/000095012312003911/y05376a9sv11za.htm

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or determined if this issuer free writing prospectus or the Revised Preliminary Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Revised Proposed Terms of the Initial Public Offering

The Offering

Common stock offered by us	5,000,000 shares (plus up to an additional 750,000 shares of our common stock that we may issue and sell upon the exercise of the underwriters’ over-allotment option).

Common stock to be outstanding after this offering	5,375,000 shares(1)

Distribution policy	We intend to make regular quarterly distributions to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. We generally intend over time to pay quarterly dividends in an amount equal to our taxable income. We plan to pay our first dividend in respect of the period from the closing of this offering through June 30, 2012, subject to a determination by our board of directors to authorize, and our declaring, a dividend with respect to an earlier period.

Any distributions we make will be at the discretion of our board of directors and will depend upon, among other things, our actual results of operations.

(1)	Includes 375,000 shares of our common stock to be sold to Provident and its affiliates, including Craig Pica, the Chairman of our board of directors, and certain other members of our senior management team in a concurrent private placement. Excludes (A) 750,000 shares of our common stock that we may issue and sell upon the exercise of the underwriters’ over-allotment option; and (B) 183,750 shares of restricted common stock available for future issuance under our 2012 equity incentive plan in an aggregate amount of up to 3.0% of the issued and outstanding shares of our common stock (on a fully diluted basis and including shares to be issued in the concurrent private placement and shares to be sold pursuant to the underwriters’ exercise of their over-allotment option) at the time of the award, subject to a ceiling of 600,000 shares available for issuance under the plan. See “Our Management — 2012 Equity Incentive Plan” in the Revised Preliminary Prospectus.

Estimated Net Proceeds

We estimate that our net proceeds from this initial public offering of our common stock, after deducting the underwriting discount paid by us and the estimated offering and organizational expenses paid by us, will be approximately $71.9 million (based on the offering price of $15.00 per share). For a description of the underwriting discount paid by our Manager see “Underwriting” in the Revised Preliminary Prospectus. We estimate that our net proceeds will be approximately $82.7 million if the underwriters exercise their over-allotment option in full. Our obligation to pay for the expenses incurred in connection with this offering and the concurrent private placement will be capped at 1% of the total gross proceeds from this offering and the concurrent private placement (or approximately $0.8 million, and approximately $0.9 million if the underwriters exercise their over-allotment option in full). Our Manager will pay the expenses incurred above this 1% cap.

In addition, we expect that we will sell shares of our common stock to Provident and its affiliates, including Craig Pica, the Chairman of our board of directors, and certain other members of our senior management team, in a separate private placement, at the initial public offering price per share, for a minimum aggregate investment of 7.5% of the gross proceeds of this offering, excluding the underwriters’ over-allotment option, up to $5.625 million, resulting in aggregate net proceeds of $77.6 million (or $88.4 million if the underwriters exercise their over-allotment option in full) after giving effect to the transactions described in this “Estimated Net Proceeds.” No underwriting discount is payable in connection with the sale of shares to Provident and its affiliates, including Craig Pica and certain other members of our senior management team, in the concurrent private placement.

Revised Principal Stockholders Information Following the Completion of the Initial Public Offering

The following table sets forth certain information regarding the ownership of each class of our capital stock upon the completion of the initial public offering and the concurrent private placement, assuming the issuance of 5,000,000 shares in the initial public offering, 375,000 shares sold to Provident and its affiliates, including Craig Pica, Chairman of our board of directors, and certain other members of our senior management team, in the concurrent private placement. The following table does not reflect 750,000 shares of common stock reserved for issuance upon exercise of the underwriters’ over-allotment option in full.

	Immediately after this offering
	Shares owned	Percentage

Provident Funding Associates, L.P.	41,666		*
Craig Pica	266,666	4.96%
Mark Lefanowicz	13,334		*
Jeremy Kelly	6,666		*
Raymond Perry	—	—
Robert Salcetti	—	—
Roger Orders	—	—
All current directors, director nominees and officers as a group (6 persons)	286,666	5.33%

*	represents less than 1.0%.

Initial Portfolio

As disclosed in the Revised Preliminary Prospectus, upon completion of this offering and the concurrent private placement, we will apply substantially all of the net proceeds of this offering, the concurrent private placement and borrowings under repurchase agreements to acquire an initial portfolio of assets from Provident and its affiliates consisting primarily of shorter duration Agency RMBS and IO Strips. These assets are expected to generate positive earnings immediately following the closing of this offering and the concurrent private placement. The following table sets forth information, as of February 16, 2012, regarding the assets that we expect will comprise the initial portfolio. If these assets were acquired on February 16, 2012, we would expect to purchase this initial portfolio for a price equal to 102.76% of the total unpaid principal balance, which price is determined in accordance with our strategic alliance agreement with Provident and is subject to change based on prevailing market prices at the actual time of purchase. There is no assurance that we will acquire all of these assets or that we will acquire other assets with substantially similar terms.

	Agency RMBS
				Super			Weighted
		Total	Conforming	conforming		Weighted	average
		unpaid	loans-unpaid	loans-unpaid		average	loan	Maximum
		principal	principal	principal	Coupon	FICO	to value	maturity
Loan type	CUSIP	balance	balance	balance	rate(1)	score(2)	ratio(3)	date

5/1 ARM	3128UG2J5	$44,006,132	$34,811,824	$9,194,308	2.173	779	54	7/1/2041
5/1 ARM	3128UGP27	22,666,297	10,562,450	12,103,847	2.574	781	59	5/1/2041
5/1 ARM	3128UGRR0	26,322,026	15,247,114	11,074,912	2.553	782	59	5/1/2041
5/1 ARM	3128UGSR9	18,325,673	10,665,239	7,660,434	2.555	778	62	5/1/2041
5/1 ARM	3128UGS73	35,269,508	24,603,266	10,666,242	2.582	772	59	6/1/2041
5/1 ARM	3128UGSF5	16,480,918	10,042,902	6,438,016	2.561	781	57	5/1/2041
5/1 ARM	3128UGSK4	13,302,513	7,670,725	5,631,788	2.581	780	58	5/1/2041
5/1 ARM	3128UGTA5	23,243,546	11,359,395	11,884,151	2.529	777	62	6/1/2041
5/1 ARM	3128UGTB3	12,794,917	8,145,753	4,649,164	2.638	779	61	6/1/2041
5/1 ARM	3128UGUD7	39,781,457	16,479,910	23,301,547	2.531	778	59	6/1/2041
5/1 ARM	3128UHK38	18,957,043	9,814,931	9,142,112	2.573	780	60	11/1/2041
5/1 ARM	3128UHK46	24,208,399	12,774,054	11,434,345	2.551	772	59	10/1/2041
5/1 ARM	3128UHK53	28,898,896	16,217,174	12,681,722	2.573	771	63	10/1/2041
5/1 ARM	3128UHK61	34,705,561	20,417,720	14,287,841	2.577	776	64	11/1/2041
5/1 ARM	3128UHK79	39,633,392	28,416,310	11,217,082	2.540	777	63	11/1/2041
5/1 ARM	3128UG7L5	28,442,924	13,081,529	15,361,395	2.420	778	62	9/1/2041
5/1 ARM	3128UG7M3	25,937,765	11,162,082	14,775,683	2.438	777	65	9/1/2041
5/1 ARM	3128LLHC3	22,239,533	17,903,533	4,336,000	2.271	776	55	2/1/2042
5/1 ARM	3128LLHD1	22,363,118	16,369,950	5,993,168	2.269	771	58	2/1/2042
5/1 ARM	3128LLHF6	9,393,745	3,565,252	5,828,493	2.369	772	62	2/1/2042
5/1 ARM Interest Only	3138A4WB7	4,905,300	4,905,300	—	2.572	773	48	1/1/2041
5/1 ARM Interest Only	3138AGH84	9,573,624	9,573,624	—	2.583	784	46	5/1/2041

5/1 ARM Subtotal		$521,452,287	$313,790,037	$207,662,250	2.487	777	60%	2/1/2042

			60.2%	39.8%
7/1 ARM	3128UG4KO	24,438,195	24,438,195	—	2.677	767	61	8/1/2041
7/1 ARM	3128UG4M6	23,814,976	23,200,437	614,539	2.707	770	63	8/1/2041
7/1 ARM	3128UGGK7	9,651,724	9,651,724	—	2.828	784	57	1/1/2041
7/1 ARM	3128UGP43	5,867,592	5,867,592	—	2.793	782	65	5/1/2041
7/1 ARM	3128UGP84	19,139,763	19,139,763	—	3.177	769	66	5/1/2041
7/1 ARM	3128UGQA8	15,587,916	15,587,916	—	2.855	768	67	5/1/2041
7/1 ARM	3128UGSA6	12,004,252	12,004,252	—	2.782	779	66	5/1/2041
7/1 ARM	3128UGSM0	6,477,961	6,477,961	—	2.852	774	67	5/1/2041
7/1 ARM	3128UGSV0	6,269,756	6,269,756	—	2.831	767	64	5/1/2041
7/1 ARM	3128UGUE5	5,859,756	5,859,756	—	2.712	773	58	6/1/2041
7/1 ARM	3128LLHE9	10,808,307	10,808,307	—	2.533	778	58	2/1/2042
7/1 ARM	3128LLHG4	8,697,602	8,697,602	—	2.564	779	65	2/1/2042
7/1 ARM Interest Only	3138AH2Z8	5,272,393	5,272,393	—	2.625	787	51	6/1/2041

7/1 ARM Subtotal		$153,890,193	$153,275,654	$614,539	2.781	773	63%	2/1/2042

			99.6%	0.4%
Total Agency RMBS Portfolio		$675,342,480	$467,065,691	$208,276,789	2.554	776	60%	2/1/2042

			69.2%	30.8%

(1)	(a) For each individual security, represents the interest rate of the security, (b) for the subtotal of each loan type, represents the weighted average coupon rate based on the weighting of the unpaid principal balance of each security in that loan type category, (c) for the adjustable rate portfolio, represents the weighted average coupon rate based on the weighting of the unpaid principal balance of each 5/1 ARM and 7/1 ARM security and (d) for the grand total, represents the weighted average coupon rate based on the weighting of the unpaid principal balance of each security listed in the table.

(2)	(a) For each individual security, represents the FICO decision score on each loan weighted by the loan amount, (b) for the subtotal of each loan type, represents the weighted average FICO decision score on each loan (based on the weighting of the unpaid principal balance of each loan security in that loan type category) weighted by the loan amount, (c) for the adjustable rate portfolio, represents the weighted average FICO decision score on each loan (based on the weighting of the unpaid principal balance of each 5/1 ARM and 7/1 ARM security) weighted by the loan amount and (d) for the grand total, represents the weighted average FICO decision score on each loan (based on the weighting of the unpaid principal balance of each security listed in the table) weighted by the loan amount.

(3)	(a) For each individual security, represents the loan amount divided by the appraised value at the time of origination weighted by the loan amount, (b) for the subtotal of each loan type, represents the weighted average loan amount (based on the weighting of the unpaid principal balance of each security in that loan type category) divided by the appraised value at the time of origination weighted by the loan amount, (c) for the adjustable rate portfolio, represents the weighted average loan amount (based on the weighting of the unpaid principal balance of each 5/1 ARM and 7/1 ARM security) divided by the appraised value at the time of origination weighted by the loan amount and (d) for the grand total, represents the weighted average loan amount (based on the weighting of the unpaid principal balance of each security listed in the table) divided by the appraised value at the time of origination weighted by the loan amount.

Additionally, we expect that our initial portfolio will consist of six IO Strips with a current notional principal balance of approximately $74.1 million, which have already been purchased by Provident. These IO Strips have a weighted average coupon of 3.851% as of February 16, 2012. As of February 16, 2012, securities underlying our portfolio of IO Strips consist of Fannie Mae fixed rate securities. Our purchase of these IO Strips from Provident will be subject to the terms of the strategic alliance agreement and we expect that these IO Strips will comprise less than one percent of the market value of the assets in our initial portfolio.

Manager Excepted Holder Limit

Our board of directors has established an excepted holder limit for our Manager that allows our Manager to own up to 10.20% of the outstanding shares of our common stock.

Our Central Index Key, or CIK, on the SEC web site is:  0001514378.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING UBS INVESTMENT BANK, 299 PARK AVENUE, NEW YORK, NY 10171, ATTN: PROSPECTUS DEPARTMENT, (888) 827-7275.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.